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SEC FILE NUMBER
8-67803

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DEER ISLE CAPITAL, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

18 GOODFRIEND DRIVE
(No. and Street)

EAST HAMPTON	NY	11937
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

LOUIS A ALMERINI	(908) 944-9897	LALMERINI@DEERISLECAP.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DAVID LUNDGREN & COMPANY
(Name – if individual, state last, first, and middle name)

505 NORTH MUR-LEN ROAD	OLATHE	KS	66062
(Address)	(City)	(State)	(Zip Code)

01/05/2015	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, LOUIS A ALMERINI, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DEER ISLE CAPITAL, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CFO & FINOP

LAURA T. ALMERINI
NOTARY PUBLIC, STATE OF NEW JERSEY
COMMISSION # 50093637
MY COMMISSION EXPIRES 11/08/2028

Notary Public

Sworn to and subscribed before me this 26th day of Feb., 2025

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DEER ISLE CAPITAL, LLC

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2024

(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

DEER ISLE CAPITAL, LLC

TABLE OF CONTENTS

December 31, 2024

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Member's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6-9

Supplementary Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission 10

Supplementary Schedule II - Computation for Determination of Reserve Requirements and Information for Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 11

Report of Independent Registered Public Accounting Firm on Exemption Report 12

Exemption Report 13

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Deer Isle Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Deer Isle Capital, LLC as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Deer Isle Capital, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Deer Isle Capital, LLC's management. Our responsibility is to express an opinion on Deer Isle Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Deer Isle Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplementary Information – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, and the Computation for Determination of Reserve Requirements and Information for Possession and Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Deer Isle Capital, LLC's financial statements. The supplemental information is the responsibility of Deer Isle Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary Information – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, and the Computation for Determination of Reserve Requirements and Information for Possession and Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

David Lundgren & Co

We have served as Deer Isle Capital, LLC's auditor since 2019.

Olathe, Kansas

February 26, 2025

DEER ISLE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

ASSETS	
Cash	$ 141,403
Accounts receivable, net	67,895
Due from parent	157,417
Prepaid expenses	3,302
Total assets	$ 370,017
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accrued expenses	$ 8,312
Total liabilities	8,312
Member's equity	361,705
Total liabilities and member's equity	$ 370,017

The accompanying notes are an integral part of these financial statements.

DEER ISLE CAPITAL, LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2024

Revenues	
Placement fees	$ 254,697
Investment banking advisory fees	91,200
Commissions	1,455
Interest income	1
Total revenues	347,353
Expenses	
Employee compensation and benefits	67,267
Professional fees	50,775
Occupancy	17,399
Communications and technology	11,490
Regulatory fees	6,186
Insurance	3,329
Other	2,708
Total expenses	159,154
Net income	$ 188,199

The accompanying notes are an integral part of these financial statements.

DEER ISLE CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2024

Member's equity, beginning of year	$ 373,506
Distributions	(200,000)
Net income	188,199
Member's equity, end of year	$ 361,705

The accompanying notes are an integral part of these financial statements.

DEER ISLE CAPITAL, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2024

Cash flows from operating activities		
Net income	$	188,199
Adjustments to reconcile net income to net cash provided by operating activities:		
Allocated expenses paid by Parent		105,774
Credit recoveries		(2,000)
Changes in operating assets and liabilities:		
Accounts receivable		(11,204)
Due from Parent		(219,851)
Prepaid expenses		940
Accrued expenses		8,109
Commissions payable		(500)
Net cash provided by operating activities		69,467
Net change in cash		69,467
Cash, beginning of year		71,936
Cash, end of year	$	141,403
Supplemental disclosure of non-cash financing activities		
Non-cash capital distributions	$	200,000

The accompanying notes are an integral part of these financial statements.

1. Nature of business

Deer Isle Capital, LLC (the "Company") is a Delaware limited liability company and is wholly owned by Deer Isle Group, LLC, (the "Parent"). The Company is registered as a broker dealer with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority, Inc. (FINRA) upon receiving its approval in July 2008.

The Company's operations consist primarily of marketing U.S. and non-U.S. registered funds and businesses seeking to raise capital to institutional clients in the United States and Canada.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less from the purchase date to be cash equivalents. Cash at December 31, 2024 consisted solely of balances on deposit with banks.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers. The guidance requires an entity to follow a five-step model to (a) identify the contracts(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company receives fees and commissions for acting as a placement agent. Non-refundable retainer fees for performance of these services are recognized as they become due on a monthly basis. Fees and commissions for successful placements are recognized when the transaction closes or as other terms of the agreement are satisfied. The Company receives fees for providing investment banking advisory services. Fees for these services are recognized when the services have been provided.

2. Summary of significant accounting policies (continued)

Accounts Receivable

The Company has receivables due from other financial institutions. In accordance with ASC Topic 326, Financial Instruments - Credit Losses ("CECL"), the allowance for credit losses is based on the Company's expectation of the collectability of financial instruments utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectations of the collectability in determining the allowance for credit losses. Management does not believe that any allowance is required as of December 31, 2024.

Income Taxes

The Company is a limited liability company and has elected to be treated as a disregarded entity for income tax purposes. The Company's operating results are included with those of its Parent, and therefore, the Company itself is not subject to U.S. Federal, state, or local income taxes.

At December 31, 2024, management determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's Parent files its income tax returns in the U.S. as well as in state and local jurisdictions and remains subject to U.S. Federal and state income tax audits for all periods subsequent to 2020.

Segment Information

Effective January 1, 2024, the Company adopted the provisions of Accounting Standards Update 2023-07 Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures ("ASC 280"), that became effective for fiscal years beginning after December 15, 2023. The additional disclosures required by ASC 280 are provided in Note 8 – Segment Information.

3. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and that the ratio of the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company's net capital was $133,091, which was $128,091 in excess of its minimum requirement of $5,000. The Company's aggregate indebtedness as a percentage of net capital was 6.25% at December 31, 2024.

4. Exemption from Rule 15c3-3

The Company does not claim an exemption from the SEC Rule 15c3-3 in reliance on Footnote 74 of the SEC Release 34-70073, adopting amendments to SEC Rule 17a-5 because the Company limits its business activities exclusively to private placement of securities and providing related advice, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2024.

5. Concentrations and uncertainties

The Company earned revenues from two clients that individually comprised greater than 10% of total revenues. Revenues from these clients were $323,697, which accounted for 93.2% of total revenues in 2024. As of December 31, 2024, 98.5% or $66,895 of accounts receivable was from one client and was collected during January 2025.

The Company places its cash with quality institutions. Interest and non-interest-bearing accounts are insured by the FDIC up to $250,000 per financial institution. At times, the balances of interest-bearing accounts may be in excess of the insurance limits of the FDIC. The Company has not experienced any losses in such accounts.

6. Related party transactions

The Company has an Administrative Service Agreement (the "Agreement") with its Parent. The Agreement requires the Parent to provide certain services required by the Company to operate its business, including but not limited to employee compensation and benefits, office facilities and services, office equipment and technology. The Agreement also allows the Parent to waive reimbursement of these expenses and therefore recognize them as an additional capital contribution by the Parent to the Company. During the year ended December 31, 2024, the Parent did not waive its right to receive payment under this Agreement and the Company fully funded its allocable share of expenses, including expenses to be reimbursed, incurred by the Parent on the Company's behalf which amounted to $105,774 for the year ended December 31, 2024.

During the year ended December 31, 2024, the Company made a capital distribution of $200,000 to its Parent. The capital distribution was recorded by reducing the balance due from Parent by $200,000. The balance due from Parent at December 31, 2024 was $157,417 and resulted from cash advances by the Company to the Parent, net of the capital distribution to the Parent and charges for allocated expenses paid by Parent.

7. Contingencies

The Company is currently not party to any arbitration claims, counterclaims or lawsuits.

The Company is a registered broker-dealer and as such is subject to the continuous review and supervision of those who regulate its industry, including FINRA, the United States Securities and Exchange Commission and the various securities commissions of the states and jurisdictions in which it operates.

As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations as soon as possible. In certain circumstances and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

8. Segment Information

The Company operates as a broker-dealer and has one operating segment, as defined under ASC 280, Segment Reporting. The Company's business activities consist primarily of marketing U.S. and non-U.S. registered funds and businesses seeking to raise capital to institutional clients in the United States and Canada. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. Because the Company has only one operating segment, no additional segment-level information is required under the provisions of ASC 280.

The accompanying Statement of Operations presents the segment revenue and expenses of this single reporting segment. All revenues and expenses are allocated to the broker-dealer activities, and there is no significant variation in performance across different areas of the business.

The accompanying Statement of Financial Condition presents all segment assets of this single reporting segment.

9. Subsequent Events

These financial statements were approved by management and available for issuance on February 26, 2025. Subsequent events have been evaluated through this date.

DEER ISLE CAPITAL, LLC

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

Member's equity		$ 361,705
Less non-allowable assets		
Accounts receivable ($54,691 net of commissions payable of $500)		67,895
Due from Parent		157,417
Prepaid expenses		3,302
Total non-allowable assets		228,614
Net capital		$ 133,091
Aggregate indebtedness		$ 8,312
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 554
Minimum net capital required (under SEC Rule 15c3-1)		$ 5,000
Excess net capital ($71,733 - $5,000)		$ 128,091
Percentage of aggregate indebtedness to net capital	$ 8,312 / $ 133,091	6.25%

Reconciliation with the Company's computation (included in Part IIA of Form X-17-a-5 as of December 31, 2024):

There are no material differences between the proceeding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2024.

DEER ISLE CAPITAL, LLC

SUPPLEMENTARY INFORMATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2024

The Company does not claim an exemption under paragraph (k) of SEC Rule 15c3-3 and instead is relying on Footnote 74 of SEC Release No. 34-70073.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Deer Isle Capital, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Deer Isle Capital, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to Private Placement of Securities and Other – Third Party Marketing Consisting of Referral Fee Income Generated from Referrals with Hedge Funds or Investment Management Firms, and Corporate Financial Consulting that may include from time to time Consultation Regarding Mergers and/or Acquisitions. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Deer Isle Capital, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Deer Isle Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Olathe, Kansas

February 26, 2025

DEER ISLE
CAPITAL, LLC

Deer Isle Capital, LLC's Exemption Report

Deer Isle Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report in reliance on Footnote 74 of the SEC Release 34-70073, adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to private placement of securities and providing related advice, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2024, without exception.

Deer Isle Capital, LLC

I, Louis A Almerini, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Financial Officer & Financial and Operations Principal